UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2020

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Coalition for the energy of the future: 11 major international companies join forces to accelerate the energy transition in transport and logistics (July 3, 2020)

Exhibit 99.2	Results of the option to receive the final 2019 dividend in shares (July 14, 2020)

Exhibit 99.3	Total announces the signing of Mozambique LNG project financing (July 17, 2020)

Exhibit 99.4	TOTAL becomes a European Company (July 17, 2020)

Exhibit 99.5	United Kingdom: Total Sells the Lindsey Refinery (July 27, 2020)

Exhibit 99.6	Total and Indian Oil Form Joint Company in India to Offer High-Quality Bitumen Derivatives (July 27, 2020)

Exhibit 99.7	Egypt: Total Announces Gas Discovery in Shallow Waters (July 28, 2020)

Exhibit 99.8	Short term price revision and Climate Ambition: Total announces exceptional 8 B$ asset impairments including 7 B$ in Canadian oil sands (July 29, 2020)

Exhibit 99.9	Second Quarter 2020 Results (July 30, 2020)

Exhibit 99.10	Total Announces Third Significant Discovery in Block 58 Offshore Suriname (July 30, 2020)

Exhibit 99.11	Total Gabon Divests its Portfolio of Mature Non-Operated Assets (July 30, 2020)

Exhibit 99.12	Total maintains the second 2020 interim dividend at €0.66/share (July 30, 2020)

EXHIBIT INDEX

Exhibit 99.1	Coalition for the energy of the future: 11 major international companies join forces to accelerate the energy transition in transport and logistics (July 3, 2020)

Exhibit 99.2	Results of the option to receive the final 2019 dividend in shares (July 14, 2020)

Exhibit 99.3	Total announces the signing of Mozambique LNG project financing (July 17, 2020)

Exhibit 99.4	TOTAL becomes a European Company (July 17, 2020)

Exhibit 99.5	United Kingdom: Total Sells the Lindsey Refinery (July 27, 2020)

Exhibit 99.6	Total and Indian Oil Form Joint Company in India to Offer High-Quality Bitumen Derivatives (July 27, 2020)

Exhibit 99.7	Egypt: Total Announces Gas Discovery in Shallow Waters (July 28, 2020)

Exhibit 99.8	Short term price revision and Climate Ambition: Total announces exceptional 8 B$ asset impairments including 7 B$ in Canadian oil sands (July 29, 2020)

Exhibit 99.9	Second Quarter 2020 Results (July 30, 2020)

Exhibit 99.10	Total Announces Third Significant Discovery in Block 58 Offshore Suriname (July 30, 2020)

Exhibit 99.11	Total Gabon Divests its Portfolio of Mature Non-Operated Assets (July 30, 2020)

Exhibit 99.12	Total maintains the second 2020 interim dividend at €0.66/share (July 30, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: July 31, 2020	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer